Exhibit 99.8

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Great Panther Mining Limited.

We consent to the use of:

•

our report dated March 2, 2022 on the consolidated financial statements of Great Panther Mining Limited (the “Entity”) which comprise the consolidated statements of financial position as at December 31, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for the each of the years in the two-year period ended December 31, 2021, and the related notes (collectively the “consolidated financial statements”), and

•	our report dated March 2, 2022 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2021 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2021.

We also consent to the incorporation by reference of such reports in the Registration Statement on Form F-10 (No. 333-258604) of the Company.

/s/ KPMG LLP

Chartered Professional Accountants

March 2, 2022

Vancouver, Canada